Exhibit 2.1

SHARE PURCHASE AGREEMENT

In Madrid (Spain), on 18 August 2006.

BY AND BETWEEN

ON THE ONE HAND

Williams Scotsman Hispania, S.L., a Spanish company with registered office at Parla (Madrid), calle Berlín 12-14-16, with Tax Identification Number (C.I.F.) no. B-84,714,021, and entered at the Commercial Registry of Madrid, at Volume 22,803, Sheet 60, Page M-408,146, 1st entry, represented by Mr. William Krist Stokel Arnold, of legal age, single, with address for these purposes at Avenida Sofia 45-53, Casa 1, (Sitges) 08770, and bearing Spanish National Identity Card number 47,841,066-P.

Mr. William Krist Stokel Arnold acts by virtue of the power of attorney granted to him on 2 August 2006 before the Notary Public of Madrid, Mr. Antonio Morenés Giles, under number 1.276 of his protocol.

(hereinafter “WS Hispania” or the “Buyer”)

AND ON THE OTHER HAND

Mr. Francisco Augusto de Villa Molina, of legal age, single, with address for these purposes at Madrid, C/ Antonio Maura, 16, 5TH floor, and bearing Spanish Identity Card no. 663,325-M, who acts for and on his own behalf (hereinafter “Mr. Villa”).

La Rebeldía, S.L., a Spanish company with registered office in Madrid, Avenida General Perón, 26, with Tax Identification Number (C.I.F.) no. B-80,776,776, and entered at the Commercial Registry of Madrid on Volume 7,425, Sheet 117, Page 120,141, entry 1. La Rebeldía, S.L. is herein represented by Mr. Francisco Augusto de Villa Molina, who acts as its Sole Director which appointment, in effect, was made by virtue of the public deed granted on 3 October 2000 before the Notary Public of Madrid, Mr. Antonio Alvarez Perez, with number 3,783 of his files of public records, duly registered at Madrid Commercial Registry (hereinafter “La Rebeldía”).

E.M.C. Promociones y Construcciones, S.A., a Spanish company with registered office at Madrid, Avenida General Perón, 26, with Tax Identification Number (C.I.F.) no. A-68,355,666, and entered at the Commercial Registry of Madrid on Volume 7,129, Page M-117,060, entry 1. E.M.C. Promociones y Construcciones, S.A. is herein represented by Mr. Francisco Augusto de Villa Molina, who acts as its Sole Director which appointment, in effect, was made by virtue of the public deed granted on 8 January 2004 before the Notary Public of Madrid, Mr. Enrique Martín Iglesias, with number 22, duly registered at Madrid Commercial Registry (hereinafter “EMC”).

Ms. María-Amparo de Villa Molina, of legal age, married, with address for these purposes at Pozuelo de Alarcón (Madrid) C/ Tramontana, 20, 3º-B and bearing Spanish Identity Card no. 2,528,312-Z, who acts for and on his own behalf.

(Mr. Villa, La Rebeldía, E.M.C. Promociones y Construcciones, S.A. and Ms. María Amparo de Villa Molina shall be together referred hereinafter as the “Sellers”).

The Purchaser and the Seller are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

The Parties, as they act, exhibiting their respective powers of attorney and public deeds of appointment, mutually recognize that they have the sufficient legal capacity to enter into this agreement.

WITNESSETH

I.                                         WHEREAS, the Company (as defined below) is engaged in a business of manufacturing, renting and selling of prefabricated mobile units.

II.                                     WHEREAS, on 28 July 2004, the company Williams Scotsman Europe, S.L. (“WS Europe”) acquired from Mr. Villa, La Rebeldía and EMC, 60,589 shares representing 8.5% of the capital stock in the Company (the “Initial Share Purchase Agreement”).

III.                                 WHEREAS, the Sellers own 652,221 shares in the Company, numbers 1 to 315,655, 344,981 to 653,547 and 682,206 to 710,205, representing 91.5% of its share capital. The Shares are free from all liens, encumbrances, options, limitations or rights in favour of any party other than the Buyer.

IV.                                WHEREAS, further to the document signed by WS Europe and the Sellers on 13 July 2006 (the “Exclusivity Letter”), the Buyer, as a 100% owned subsidiary of WS Europe, shall simultaneously herewith acquire the remaining 91.5% in the share capital of the Company.

V.                                    WHEREAS the Sellers hereby wish to sell, and Buyer desires to purchase Shares representing 91.5% of the share capital of the Company, subject to the terms and conditions of this agreement (the “Purchase and Sale Agreement” or the “Agreement”) pursuant to the following

CLAUSES

1.                                      DEFINITIONS

For the purpose of this Agreement, the following terms shall have the meanings set out below:

Accounts: shall mean the audited balance sheet, and the profit and loss account of the Company as of 31 December 2005, copies of which, together with the 2005 Auditors Report issued by the Auditors of the Company, are attached as Schedule 1.1.

Auditors of the Company: shall mean Gassó y Cía Auditores Censores Jurados de Cuentas, S.L.

Bank: shall mean Banco Santander Central Hispano, S.A.

Business: shall mean the business of manufacturing, renting and selling of mobile units as presently conducted by the Company.

Closing Date: shall mean the date of today.

Company: shall mean Wiron Construcciones Modulares, S.A., a Spanish “sociedad anónima” duly incorporated under Spanish law for an indefinite term by virtue of the public deed granted on 14 February 2002 before the Notary Public of Madrid, Mr. Ramon Acin Ferrer in substitution of Mr. Enrique Martin Iglesias, under number 189 of his files of public records and duly amended by virtue of the public deed granted on 17 September 2002, before the same Notary Public, under number 613 of his files of public records. The Company is filed at the Commercial Registry of Madrid on Volume 17,950, Section 8, Sheet M-310,023, and has Tax Identification Number (C.I.F.) A-83,239,707.

Counter Guarantee Agreement: shall mean the counter guarantee agreement to be entered into on the Closing Date between Mr. Villa, La Rebeldía. WS Europe and the Buyer under Clause 8.2. of this Agreement, a copy of which is attached as Schedule 1.2.

Date of the Accounts: shall mean 31 December 2005.

Environment: shall mean to include all physical items that surround or make up the Facilities (as defined below) and damages that may be caused to them, including but not limited to air pollution, soil pollution, pollution of continental or subterranean waters, generation, treatment, storage, transport, tipping and elimination of toxic or hazardous waste, noise, and any other circumstances that could have damaging effects on the natural media, etc.

Environmental Legislation: shall mean the set of legislation, of regulatory or other ranking, enacted by the State, Regional Autonomous Communities or Local Corporations relating to the protection of the environment or to its pollution. This definition shall also include Regulations, Directives and Decisions passed by the European Union on the Environment that may affect Spain.

Bonded Funds: shall mean the first demand bank guarantee containing an express waiver to the benefits of “orden, division and excusión” and to any other benefit that may correspond to the guarantor, in the amount of SIX MILLION EUROS (6,000,000 €) as set forth in Clause 6.7 of this Agreement. The Bonded Funds will be governed under the terms and conditions of the Bank Guarantee Agreement and the Second Bank Guarantee Agreement.

Bank Guarantee Agreement: shall mean the first demand bank guarantee agreement to be entered into on the Closing Date by the Sellers~~,~~ and the Bank, regarding the amount of FOUR MILLON EUROS (4,000,000) in favor of the Buyer as security to guarantee the liability of the Sellers under this Agreement, a copy of which is attached as Schedule 1.3. The Bank Guarantee Agreement shall also be referred to as the “Bank Guarantee”.

Second Bank Guarantee Agreement: shall mean the first demand bank guarantee agreement to be entered on the Closing Date by the Sellers and the Bank regarding the amount of TWO MILLON EUROS (2,000,000) in favor of the Buyer as security to guarantee the liability of the Sellers under Clause 6.7.2 of this Agreement, a copy of which is attached as Schedule 1.5. The Second Bank Guarantee Agreement shall also be referred to as the “Second Bank Guarantee”.

Exclusivity letter: shall mean the document entered into and between WS Europe and the Sellers on 13 July 2006 whereby the parties thereof agreed to continue the negotiations for the acquisition of the remaining 91.5% of the share capital of the Company.

Facilities: shall mean the plant, elements included in or ancillary thereto and the land of the premises of the Company, whether or not it is built-up, and whether or not are owned, leased or occupied.

Initial Share Purchase Agreement: shall mean the share purchase agreement executed on 28 July 2004 into and between WS Europe and the Sellers.

Merged Companies: shall mean the companies Wiron Prefabricados Modulares, S.L., Alqui-Wiron, S.L., Modul Nou, S.L., Hispamodul, S.L. and Prefabricados Modulares Mare Nostrum, S.L., all of which were merged into the Company by virtue of the public deed granted on 14 February 2002 before the Notary Public of Madrid, Mr. Ramon Acin Ferrer in substitution of Mr. Enrique Martin Iglesias, under number 189 of his files of public records and duly amended by virtue of the public deed granted on 17 September 2002, before the same Notary Public, under number 613 of his files of public records.

Notice of Claim: shall have the meaning set forth in Clause 6.

Notice of Third Party Claim: shall have the meaning set forth in Clause 6.

Polluted Soil or Soil/subsoil Pollution: shall mean any land whose physical, chemical or biological features have been negatively altered by the presence of hazardous components of human origin.

Purchase Price: shall mean the Purchase Price as set forth in Clause 3.

Repurchase Obligations: shall mean all and any of the contracts, practices and arrangements (whether verbal or written) referring to the sale of units of the Company, whereby the Company or the applicable counterpart may have either the right or the obligation to, as applicable, buy back or sell back such already sold units. As of 31 December 2005, the agreements with a Repurchase Obligations clause are those identified in Schedule 1.4, which includes the Repurchase Obligations as of the Closing. Schedule 1.4, has been completed by virtue of a list contained in a CD that has been deposited simultaneously with the execution of the Agreement before the Notary Public of Madrid, Mr. Carlos Prada Guaita, with number 1,708 of his files of public records.

Sellers’ Representative: shall have the meaning set forth in Clause 16.

Shareholders’ Agreement: shall mean the shareholders agreement entered into by and between WS Europe, Mr. Villa, La Rebeldía and E.M.C., dated 28 July 2004.

Shares: shall mean 652,221 registered shares in the Company, numbers 1 to 315,655, 344,981 to 653,547 and 682,206 to 710,205, both included, representing 91.5% of its share capital, owned by the Sellers as set out in Schedule 1.6.

Specific Financial Representations: shall mean the representations made by the Sellers under Clauses 4.9.(vi), 4.11.(iii), 4.11.(iv) and 4.11.(v).

Taxes: shall mean Personal Income Tax, including withholdings and payments on account for income from work, professional services and investments, withholdings on income paid to non-residents and withholdings on lease payments; Corporate Tax, including payments on account and withholdings on income from investments, and withholdings on income paid to non-residents; Value Added Tax; Tax on Transfers and Legal Documents; Special Taxes, taxes on imports and any other items for Customs Revenue; Special Taxes and Levies; Social Security Contributions; Municipal Tax on Real Property; Municipal Tax on Economic Activities; Tax on the Increased Value of Land; and any other special taxes, fees and/or levies, under any denomination, payable to the State, the Autonomous Regional Communities and/or Local Entities; and any other taxes, levies, duties, charges, imposts or withholdings corresponding to, similar to, replaced by or replacing any of them together with any interest, penalty or fine in connection with any such taxation and regardless of whether any such taxes, levies, duties, imposts, charges, withholdings, penalties, fines or interest are chargeable directly or primarily against or attributable directly or primarily to the Company, any of the subsidiaries or any other person and of whether any amount in respect of any of them is recoverable from any other person; all of the foregoing related both to the Company and the Merged Companies, as the case may be.

Tax Audit: shall have the meaning set forth in Clause 6.5.4 of this Agreement.

Units: shall mean the mobile units owned by the Company, either rented to customers of the Company or located in the Company’s premises and waiting to be rented. As of 31 December 2005, the number of Units owned by the Company is 11,563. As of Closing Date, the number of Units owned by the Company is 13,599. When applicable, in this Agreement, the term Units shall also refer to any mobile units sold by the Company to its customers or financial entities, irrespectively to whether or not they are subject to Repurchase Obligations.

Other elements: shall mean those movable assets that are subject to being incorporated into a unit with the meaning provided in the preceding definition but which are not, in and of themselves, a unit, such as air conditioning equipment, stairs, ramps, lockers, etc.

WS Europe: shall mean Williams Scotsman Europe, S.L., a Spanish “sociedad de responsabilidad limitada” duly incorporated under Spanish law for an indefinite term by virtue of the public deed granted on 5 April 2004 before the Notary Public of Barcelona, Mr. José Bauza Corchs, under number 1.264 of his files of public records. WS Europe is filed at the Commercial Registry of Madrid on Volume 20,266, Sheet 117, Page M-358,200, 5th entry, and has Tax Identification Number (C.I.F.) B-63,485,429.

Wiron II: shall mean the following parcels of land owned by the Company at “El Arenal”: (i) two parcels located, respectively, at Camino de las Olivas (10,262 m2) and between the lanes of Pinto and las Olivas (8,698 m2) (“Parcels A”); and (ii) parcel with an area of 3,000 m2 (property 733 section 1 of the Parla Property Registry) (“Parcel B”).

2.                                      PURCHASE AND SALE OF THE SHARES

Upon the terms and subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties and agreements contained herein and contemplated hereby, the Buyer purchases in this act from the Sellers and the Sellers, also in this same act, sell, transfer, assign and deliver the Shares to the Buyer, free from all liens, encumbrances, options, restrictions or rights in favour of any party other than the Buyer.

3.                                      PURCHASE PRICE.

3.1.1              The agreed purchase price for the Shares, net of the additional purchase price for real-estate described in 3.1.2, below, is FIFTY THREE MILLION, NINE HUNDRED AND TWENTY ONE THOUSAND, SIX HUNDRED FIFTY FOUR EUROS, WITH EIGHTY EIGHT CENTS (53,921,654.88€)

3.1.2              The additional purchase price paid to the Sellers in recognition of certain Company’s real-estate holdings is THREE MILLION, NINE HUNDRED SEVENTY TWO THOUSAND, TWO HUNDRED FOURTY THREE EUROS (3,972,243.00 €, VAT included), according to independent, licensed valuations, resulting is an acquisition value of FIFTY SEVEN MILLION, EIGHT HUNDRED NINETY THREE THOUSAND, EIGHT HUNDRED NINETY SEVEN EUROS, WITH EIGHTY CENTS (57,893,897.88€).  These properties are sold to “La Rebeldía” in this act, and the additional purchase price is simultaneously paid to the Company, by means of two checks issued by the Buyer, delivered by him to La Rebeldía and endorsed by La Rebeldía to the Company, identified below in 3.2.2.b.ii and 3.2.2.b.iii.

From the amounts indicated in sections 3.1.1 and 3.1.2, the indebtedness of the Company as of July 19th, 2006, is to be deducted, which according to the sellers adds up to the amount of 16,421,868.29 EUROS, resulting in a purchase price of 41,472,029.59 EUROS (FOURTY ONE MILLION FOUR HUNDRED SEVENTY TWO THOUSAND, TWENTY NINE EUROS WITH FIFTY NINE CENTS) (the “Purchase Price”; or 57.4955 € for each share.

3.2                       The Purchase Price is to be paid out as follows:

3.2.1.          The amount of FIVE HUNDRED THOUSAND (500,000.00) EUROS, which was paid to the Sellers by means of a check delivered to La Rebeldia, S.L., represented by Mr. de Villa, on July 13th, 2006, by virtue of an Exclusivity Letter.

3.2.2.          The amount of 40,972,029.59 which is hereby paid by the delivery in this act of eight checks, as detailed below:

a.- The aggregate amount of 19,829,145.38 EUROS paid to Mr. de Villa, consisting of two checks:

i.-  The amount of SIX MILLION (6,000,000.00) EUROS paid via bank check, to be delivered immediately herein to the Bank in exchange for the Bank Guarantee and the Second Bank Guarantee in favor of the Buyer, pursuant to the provisions of Clause 6.7 of this Agreement.

ii.- The amount of 13,829,145.38  EUROS.

b.- The aggregate amount of 19,383,945.40 paid to La Rebeldia, S.L., consisting of four checks:

i.-  The amount of 15,344,706.40 EUROS to La Rebeldia, S.L.

ii.-  The amount of 3,079,631.00 EUROS to La Rebeldia, S.L.

iii.- The amount of 892,612.00 EUROS to La Rebeldia, S.L.

iv.-  The amount of 66,996.00 EUROS to La Rebeldia, S.L.

c.- The amount of 1,758,875.99 EUROS to EMC.

d.- The amount of 62.82 EUROS paid to Ms. Maria-Amparo de Villa Molina.

3.3                       By signing this agreement, the Sellers hereby issue full and final receipt of payment of the Purchase Price.

4.                                      REPRESENTATIONS AND WARRANTIES OF SELLERS

To induce the Buyer to enter into this Agreement, the Sellers jointly and severally among themselves make the Representations and Warranties set out below. Sellers warrant that the above representations and warranties are equally applicable to the period from the Date of the Accounts until the Closing Date.

4.1.        Legal Capacity. Consents

(i)                                     Each of the Sellers has full capacity to execute and perform this Agreement and the transactions contemplated hereby, which does not infringe any legislation, administrative provision, agreement, contract or commitment by which any of them is bound.

(ii)                                  No consents, approvals, authorizations, filings with or notices to or orders of any public administration or any third party under any of the contracts entered into by the Company is required for Sellers to consummate or to cause to be consummated this Agreement and the transactions contemplated hereby.

4.2.        Organization

(i)                                     The Company is a business corporation (sociedad anónima) duly organized, validly existing and in good standing under the laws of Spain, and it has full power and authority to carry on its business in the manner and at the places where it is now being conducted.

(ii)                                  The Company has not resolved upon its dissolution, merger or spin off.

4.3.        By-laws. Agreements among shareholders

True and complete copies of the by-laws of the Company in effect as of the date of today are attached hereto as Schedule 4.3, which includes a copy of the Notary’s Minutes related to the General Shareholder’s Assembly held last June 26th, 2006, in which articles 8 and 11 were modified, with the express opposition of WS Europe to the validity of the resolutions adopted in such General Shareholder’s Assembly.

All the rights and obligations of the shareholders of the Company in their capacity as such are included in the by-laws and there are no rights, obligations or undertakings of any kind existing outside said by-laws that affect the transactions contemplated in this Agreement other than in the Shareholders Agreement which bound any and all Sellers.

4.4.        Body of Administration. Powers of attorney. Minutes Books.

(i)                                     The Body of Administration of the Company consists of a Board of Directors, which composition is detailed in Schedule 4.4.(i).

Neither the Directors nor the Managing Director have carried out any action that could give rise to liability under the Spanish Business Corporations Act or any other applicable legislation.

(ii)                                  Schedule 4.4.(ii) sets forth all the powers of attorney conferred by the Company. No other powers of attorney exist.

(iii)                               The Company keeps its minutes books up to date and pursuant to existing applicable legislation. All the corporate resolutions adopted by the Board of Directors and the General Meeting of Shareholders have been duly transcribed, being duly signed, to the minutes books. The minutes book is kept by the system of movable sheets.

4.5.        Accounts. Access to the Commercial Registry. Auditors. Commercial Books.

(i)                                     The Company has approved and filed at the Commercial Registry the Accounts in due time form. The Commercial Registry is open to the Company.

(ii)                                  Attached herewith in Schedule 4.5.(i) are the documents of filing at Madrid Commercial Registry of 2005 accounts of the Company.The Company reelected Gassó & Cia. Auditores Censores Jurados de Cuentas, S.L. as its auditors (the “Auditors of the Company”) for the audit of the fiscal year 2006, subject to ratification by the Company’s Board of Directors, according to the resolutions adopted last June 26th, 2006.  The Sellers declare that as of today said ratification has not been granted and that such non ratification by the Company of the Auditors for the year 2006 and the consequent termination of their agreement will not have any adverse effect for the Company.  Said re-appointment is in any case pending to be registered at Madrid Commercial Registry.

4.6.        Subsidiaries and Branches

The Company has no subsidiaries, branches (other than the commercial delegations on the Spanish territory) or shareholdings in other companies or entities (either partnerships or other).

4.7.        Capital Structure

(i)                                     The entire share capital of the Company is represented by 712,810 registered shares, with a nominal value of 1 Euro per share, all of which have been validly issued, and are fully subscribed and paid up. There are no options or undertakings relating to shares in the Company nor increases or reductions of capital pending registration or in progress.

The Company has not delegated to the Directors any of the authorities contemplated in article 153 of the Business Corporations Act or article 319 of the Commercial Registry Regulations.

(ii)                                  The Company is not in any of the situations of mandatory share capital reduction or dissolution provided for in articles 163 and 260 of the Business Corporations Act.

(iii)                               The Company has not issued nor agreed the issue of “bonos de disfrute” (founder’s shares), debentures or any other kind of security or financial instrument convertible into shares.

4.8.        Title to the Shares. Share certificates. Absence of Liens. Share Register Book.

(i)                                     The Sellers are the lawful and sole owners of the Shares as set forth on Schedule 4.8.(i) and the Shares constitute ninety one point five per cent (91.5%) of the issued, subscribed and paid up share capital of the Company.

Ms. Amparo de Villa Molina is the rightful owner of one single share, number 1, by virtue of the private agreement executed with Mr. Villa on December 2000 and filed with the tax authorities on 30 December 2004.

Schedule 4.8.(i).bis includes full copies of all public documents of ownership of the Sellers to the Shares, as well as full copies of the public documents whereby Sellers acquired the ownership of the shares of the Merged Companies. All such documents have been raised to public status and comply with all applicable laws and any obligations arising thereof have been complied with by the respective parties.

(ii)                                  The Shares are represented by certificates representing multiple shares, numbered 1 to 5, copies of which are also attached as Schedule 4.8.(ii). The Company has not issued provisional certificates representing the Shares.

(iii)                               The Company has an accurate and complete Share Register Book, up to date and pursuant to existing applicable legislation, in which is duly transcribed the ownership of the Shares by the Sellers.

(iv)                              All the Shares and the rest of the Company’s capital are free and clear of restrictions to the exercise of the rights vested in them and of any liens, charges, reservations of ownership, options and claims of third parties; the transfer of the Shares pursuant to this Agreement will vest in the Buyer the full, complete and absolute legal title to and possession of the Shares.

4.9.        Financial Statements. Absence of undisclosed liabilities.

(i)                                     As Schedule 1.1 are attached the Accounts. The Accounts are complete, accurate and true and have been prepared in accordance with the accounting standards and principles generally applicable in Spain and applied consistently by the Company in the preceding years.

(ii)                                  The Company has not any assumed any debts, obligations or liabilities (hidden, unrealized, contingencies or damages) of any kind, actual or contingent, and whether due or to become due, which are not duly shown or for which due provision has not been made in the Accounts.

(iii)                               The Company does not own or hold as security shares of its own, it has not furnished financial assistance for the acquisition of its own shares nor has it created cross-shareholdings, all the foregoing either directly or through a nominee.

(iv)                              The Company has not furnished sureties, guaranties or bonds of any kind to third parties except for the amounts stated in the respective memorandum accounts given in the Accounts.

(v)                                 Attached herein as Schedule 4.9.(v) is a complete list of all the bank accounts of the Company, together to their authorised signatories.

(vi)                              Schedule 4.9.(vi) details the accounting balances of the Company as of July 31st, 2006, including (a) Accounts receivable, (b) Inventories, (c) Pre-paid & Miscellaneous, (d) Trade Payables, and (e) cash on hand, summing to a grand total of €5,139,558.56 The Sellers guarantee that said balances are correct and true, and faithfully reflect the economic situation of the Company as of July 31st, 2006, and ~~the Sellers~~ will indemnify the Buyer for any and all differences that might be detected after the Closing Date. All such indemnifications may be obtained by the Buyer from the Bonded Funds.

Furthermore, the Sellers declare that the evolution of the Company and its accounts since July 31st, 2006, has been in accordance with the ordinary course of business, and that no material adverse change has occurred in the Company since then.

The Parties agree that (i) the two million euros (2,000,000€) consideration received by the Company on 17 July 2006 for the sale to the Buyer of 600 mobile units executed as a public deed on 17 July 2006 before the Notary Public Mr. Carlos Guaita de Prada with number 1522 of his files of public records, and (ii) the 3,972,243 Euros consideration received by the Company on the date of today for the sale of Wiron II and Torrelodones premises to La Rebeldía, and (iii) the 66,996 Euros consideration received by the Company on the date of today for the sale of the car with plate number 4092 DGG to La Rebeldía, will not be considered for the purposes of the calculation of such financial items, as of Closing Date (i.e. the cash received will not increase the aggregated amounts of such financial items).

(vii)                           The Company keeps its commercial books up and to date pursuant to existing applicable legislation. There are no transactions nor obligations of any kind of the Company that are not duly shown on its commercial books and the Accounts duly reflect said books. Schedule 4.9.(vii) contains a list of the commercial books kept by the Company, stating the manner in which they are kept.

Schedule 4.9 (viii) contains the list of banking movements carried out since 1 August 2006 to 17 Auguts 2006. Said Schedule also includes the cash of the Madrid Delegation of the Company.

4.10.     Absence of changes

Save as otherwise disclosed in Schedule 4.10, since the Date of the Accounts until the Closing Date:

(i)                                     The Company has been managed as it was managed in the 2005 fiscal year and has carried on its activities in the ordinary course of its business and as an ongoing concern.

(ii)                                  The Company has paid its creditors and collected from its debtors in accordance with its usual procedures and practices and consistently applied in the preceding years.

(iii)                               The financial and trading position of the Company has experienced no adverse change.

(iv)                              No fluctuations in sales or order patterns exist which are outside the ordinary course of business.

(v)                                 During the period of reference, no supplier or customer has been lost or gained outside the ordinary course of business.

(vi)                              The Company has not taken any action, nor has it failed to act, resulting in the creation of an adverse tax consequence for the Company.

In addition, between the Date of the Accounts and the Closing Date, the Company has not:

(vii)                           Issued or resolved to issue shares, debentures, options, warrants or any other securities.

(viii)                        Assumed any actual or contingent obligation or liability outside the normal course of its business (including without limitation, the acquisition of goods or services, paid in cash or deferred, any finance lease (excluding those related to vehicles and machinery) and any off balance sheet arrangements) or in terms or conditions different from market terms and conditions or more onerous for the Company than the terms and conditions stipulated within the 24 months prior to the date of this Agreement.

(ix)                                Declared, resolved or distributed any dividend (whether final, interim, extraordinary or other), profits, reserves or funds of the Company or proceed with any other payment in any form to its shareholders, former shareholders or the Directors, acquired, redeemed or reclassified its own shares or reduced its share capital.

(x)                                   Sold, assigned or otherwise disposed of the Company’s shares or shares in other companies.

(xi)                                Sold, assigned or otherwise disposed of or made subject to charges or encumbrances any of its tangible or intangible assets or any interest therein, except for the sales of Units and use of inventories in the normal course of its business.

(xii)                             Except as provided for in Schedule 4.10.(xi) (i) and (ii), assumed any additional indebtedness, granted securities or changed the terms or conditions of those existing, given moneys on loan, advanced payments to any third party, including the shareholders of the Company, or its ultimate shareholders.

(xiii)                          Sustained any adverse consequence in its financial situation, loss or adverse change in the results of its operations, or in any of its assets insufficiently covered by insurance.

(xiv)                         Cancelled any credit nor waived the right to claim from third parties, except as within the ordinary course of business.

(xv)                            Changed its corporate by-laws, except for articles 8 and 11 which new wording was approved at the General Shareholder’s Assembly of last June 26th, 2006, with the express opposition of WS Europe to the validity of such approval, and which are duly detailed in the corresponding Resolutions thereof.

(xvi)                         Increased the compensation or established benefits of any kind payable to any director, executive or employee of the Company.

(xvii)                      Failed to comply with any of the agreements or undertakings to which the Company is a party.

(xviii)                   Entered into any agreement or practice outside the ordinary course of business nor assumed any commitment entailing for the Company in one single transaction or in several transactions of the same or a similar nature annual expenditure in excess of 100,000 Euros outside the ordinary course of business, without the prior written consent of the Buyer.

(xix)                           Sustained any labour dispute or other circumstances having an adverse effect on the Business, assets or results of the Company’s operations, except dismissals and payments for dismissals within the ordinary course of business.

4.11.     Financial indebtedness of the Company.

(i)                                     Attached herewith as Schedule 4.11.(i) section A is the list of all the external banking indebtedness of the Company as of 19 July 2006, including but not limited to loans, credit (whether or not guaranteed by assignment of credit rights), leasings and rentings, indicating their main terms and conditions (date of agreement, counterparty, outstanding amount, etc.) and whether such debt is guaranteed by any of Sellers.

(ii)                                  Additionally as Schedule 4.11.(i) section B it is described  with the refinanced indebtedness with the Tax Authorities as well as the indebtedness with the shareholders. It is also included as Schedule 4.11.(i) section C the net financial indebtedness of the Company including debtor position.

Schedule 4.11.(i) section D includes a reconciliation between Schedule 4.11.(i) section A and C. Finally Schedule 4.11.(i) section E includes a detailed description of all the financial debts by concepts.

Attached also as Schedule 4.11.(i).bis are the certificates issued by the relevant financial entities confirming the amount of financial indebtedness of the Company as of 19 July 2006.

(iii)                               Attached herewith as Schedule 4.11.(ii) is the list of all sureties, guaranties, bonds of any kind granted by the Company to third parties, indicating their main terms and conditions (date, beneficiary, amount, etc.) and whether such sureties, guaranties or bonds are guaranteed by any of Sellers.

(iv)                              The Purchase Price has been determined taking into consideration for its calculation the authorized financial indebtedness as of 19 July 2006 as stated in Schedule 4.11.(iii) (the “Agreed Debt Elements”), which according to the Sellers amounts to 16,421,868.29 Euros. Schedule 4.11.(ii) also makes an express reference to those items considered as indebtedness of the Company which have not been used for the calculation of the Purchase Price.  In the event that the Company has, as of 19 July 2006, an aggregate amount of all the Agreed Debt Elements in excess of 16,421,868.29  Euros, the Sellers will indemnify the Buyer for an amount equal to the difference between the warranted amount of 16,421,868.29 Euros and the amount of the Agreed Debt Elements as of 19 July 2006. Such indemnification will be paid to the Buyer from the Bonded Funds.

(v)                                 As from 19 July 2006, the Company has not incurred in any additional indebtedness over the warranted amount of 16,421,868.29 EUROS, unless otherwise previously authorized in writing by the Buyer. The Buyer has authorized the indebtedness set forth in Schedule 4.11.(iv).

(vi)                              The full amount of the debt owed, directly or indirectly, to the Sellers, and their related parties as of the Closing Date, amounts to 2,651,583 Euros.

(vii)                           Except for those related to the contents of the Schedules hereto and of item (v) above, the Company is not in a situation of non payment of any principal or interest of any such indebtedness or of any of the other covenants of the Company contained related thereto. Schedule 4.1.1 (vii) establishes a list of the commercial creditors as of 31 july 2006.

4.12.     Accounts receivable and obligations with third parties

(i)                                     As of today, there are no accounts receivable or other credits of the Company that cannot be collected for their total face value in the ordinary course of business, except for those for which the Company has made the appropriate provisions or reserves in the Accounts and in the amount of such provisions and reserves in accordance with the historical index for bad debts (which approximately represents 1.5% of the turnover of the Company) and the Spanish generally accepted accounting principles. None of said accounts or credits is the subject of collection by factoring. A complete and accurate list of all of the accounts receivable of the Company as of today is hereby attached as Schedule 4.12.(i).

(ii)                                  The Company is up to date in the payment of any amounts in connection with its obligations, agreements and licenses, it has complied with its obligations in respect of said agreements and licenses and it has no knowledge that the parties to said agreements are in a situation of default in such respect except for those items detailed in Schedule 4.12.(ii).

4.13.     Taxes

Save as otherwise disclosed in Schedule 4.13:

(i)                                     The Company and the Merged Companies have filed regularly and in due time all the tax returns, reports, estimates, data and account statements it is obliged to file or remit in respect of the Company for all its Taxes and other tax obligations.

(ii)                                  None of the Sellers is aware that said tax returns were not accurate, complete and correct when filed.

(iii)                               The Company and the Merged Companies have settled all its due and outstanding Taxes regularly and in due time, including those corresponding to fiscal year 2005.

(iv)                              According to the accounting standards and principles generally applied and consistently with its own accounting practices, procedures and standards, the Company has provided sufficient reserves for payment of all the Taxes not yet due and outstanding in respect of the results of its transactions. Attached herewith as Schedule 4.13.(iv) is the detail of the reserves made with respect to the Taxes not yet due and outstanding.

(v)                                 The Sellers warrant that there is a tax inspection in process as of this date, and the Sellers shall bear full responsibility for any whatsoever amount that may be, derived there from or be a consequence of, direct or indirect, as well as for any fiscal contingencies of any sort that may arise through the Closing date. Attached as Schedule 4.13.(v) is the documentation in connection with the Tax Audit. The content of said Schedule 4.13.(v) will not exclude the Sellers’ liability .

(vi)                              The Company and the Merged Companies have not received any kind of subsidies or other financial aids or aids of other kinds.

(vii)                           The Company has kept and currently keeps all documentation and working papers relating to the calculation of all Taxes needed to be filed and all Taxes needed to be paid under applicable Spanish law.

4.14.     Payroll and Service Agreements. Social Security

(i)                                     Attached hereto as Schedule 4.14.(i) is a list of the payroll of the Company, stating the seniority of the employees, whether they are permanent, temporary or other, salary, compensation for dismissal and other conditions applicable to each category. No amounts are pending to be paid to the employees as of this date. No other amount, other than what has been reflected in the Accounts, has been paid to the employees. Except as otherwise disclosed in Schedule 4.14.(i).bis, no changes in respect of said conditions have occurred or are being negotiated neither is there any undertaking by the Company to change them.

Each of the employees of the Company is classified professionally according to the duties he really performs and pursuant to applicable legislation.

All the agreements and undertakings with employees have been written and there are no verbal undertakings agreed by the Company, the Directors or the Chief Executive Offices with employees.

Save as otherwise disclosed in Schedule 4.14.(i).ter, no individual or collective agreement or undertaking exists (aside from the provisions of the applicable collective bargaining agreements in the Company as regards the personnel remaining in it at the Closing Date), with respect to which the Company:

•                     has agreed specific conditions for the termination of employment relationships, or is required to indemnify of compensate any such employee as a result of termination of his/her employment contract in an amount in excess of that arising from the application of the indemnification contemplated by law for each event;

•                     has arranged special top executive or other special employment contracts;

•                     has arranged agreements of any kind relating to special conditions of employment with regard to its workforce, including pension commitments;

•                     owes or should pay any amount to any of its directors, ex-directors, executives, ex-executives, employees or ex-employees.

(ii)                                  The Company is up to date in the payment of its Social Security obligations and emoluments of any kind owed to or on behalf of its personnel.

The Company fully complies with all the legal provisions regarding the relief and legal subsidies of all the employment contracts which are qualified for a reduction in the payments of the Social Security contributions.
The Company fully complies with the provisions of all applicable collective agreements in force.

(iii)                               Schedule 4.14.(iii) sets out the employment, executive and service contracts that the Company has in effect with personnel not included in paragraph (i) above. The Company is up to date in performance of the obligations under said contracts and it has no knowledge that the respective other parties thereto are in breach of or intend to cancel said contracts.

(iv)                              The Company has not established nor agreed to establish any pension scheme neither has it assumed any undertaking for remuneration in cash or in kind for the event of dismissal, retirement, resignation or change of control of the Company in connection with its employees, officers or persons engaged under service agreements.

The Company has instrumented its pension commitments to employers and/or executives through the instruments and with the scope stipulated as apt and sufficient for that purpose by the legislation on the externalization of pension commitments. Sufficient provision has been recorded for the existing internal funds used to cover pension commitments that have not been externalized, in accordance with the corporate and accounting legislation in force.

(v)                                 As of this date, there are no labor claims arising from anyone and the Sellers are not aware that there are employees who, due to the elapsing of time or application of any legal provision, could claim to be considered as personnel of the Company or who, being employed on a temporary basis, could become a permanent employee.

(vi)                              No change has been made since the Date of the Accounts in the conditions of employment or in the contracts with officers or for services of the Company, except for those changes mandatory by law or under the applicable collective agreements neither has the Company engaged any personnel other than those detailed in Schedule 4.14.(i) or committed to engage any additional personnel.

(vii)                           Save as otherwise disclosed in Schedule 4.14.(vii), the Company is not keeping open or in progress (not concluded by a final ruling) any court litigation; administrative claims or claims to the conciliation, intermediation or arbitration services; infringement or settlement proceedings by the labor inspection authorities; all in relation to labor-related or social security matters. Neither is it awaiting the enforcement of any final court or administrative ruling in relation to those matters. No provisions have been made for possible liabilities that may arise for the Company by reason of the suits commenced prior to the Closing Date. The fact that the Company has not made such provisions will not limit the liability of the Sellers, which will be liable for any contingencies prior to the Closing Date in accordance with the provisions of Clause 6.

(viii)                        The Sellers are unaware of any intentions by any of the employees of the Company to leave their employments, except as within the normal rotation of the workforce.

(ix)                                The Company has correctly fulfilled their obligations, pursuant to the legislation in force in matters of occupational health and safety law (prevention of occupational risks and health protection) for all its workplaces and for all the employees on its work force.

(x)                                   The Company complies with all the obligations contained in the collective agreement on metallurgy, iron and steel industry, including but not limited to insurance obligations.

4.15.     Commercial and Services Contracts, Agreements and Practices.

(i)                                     Schedule 4.15.(i) includes a list of all the rent agreements entered into by the Company with its customers, detailing number of units rented, price, transport back, installation, and other material terms and conditions.

Schedule 4.15.(i).bis also includes a list of all sale orders agreements under construction or yet to be delivered, detailing number of units affected, price, transport back, installation, and other material terms and conditions.

(ii)                                  Schedule 4.15.(ii) includes copies of the supplier agreements of the Company.

(iii)                               Schedule 4.15.(iii) includes copies of the distributorship agreements entered into by the Company.

(iv)                              Schedule 4.15.(iv) includes copies of all services agreements entered into by the Company, including but not limited to machinery maintenance, auditors and legal advice.

(v)                                 All such agreements, practices and undertakings referred in the preceding paragraphs conform to customary practice of the Business sector of the Company in Spain.

No material terms and conditions affecting any of such agreements exist that are not duly reflected in Schedule 4.15.(v).

(vi)                              The Company is not a party to any agreement neither has it assumed any undertaking that is outside or exceptional to the ordinary course of its Business and which is not included and identified as such in Schedule 4.15.(vi).

(vii)                           Schedule 4.15.(vii)  also identifies all the agreements, undertakings or practices of the Company with regard to its shareholders, directors or officers or with companies or firms in which any of said shareholders, directors or officers holds an interest.

(viii)                        Save as otherwise disclosed in Schedule 4.15.(viii), the Company is not in breach of any agreement or undertaking of which it is a party, neither are the Sellers or the Company aware that any breach has occurred or is threatened by any of the other parties bound under said contracts.

(ix)                                Neither the Company nor any of the Sellers has received any notification (written or not) from any customer or supplier of or to the Company that it will cease (or significantly reduce the volume of) trading with the Company or change any of the terms or conditions of the trade, including, without limitation, prices or customers’ support, except as otherwise disclosed in Schedule 4.15.(ix).

(x)                                   When contracting with the Public Administration or with companies which contracting procedures may be subject to public procurement laws, the Company and the specific public procurements procedures affecting the specific contracts have complied with all the requirements stated in the applicable Spanish legislation.

(xi)                                The cancellation by the Company of any of its agreements shall not produce any economical indemnification consequences to the Company, different from the economical indemnification consequences due to breach.

(xii)                             The Company is not subject to any contract or agreement containing covenants limiting its operational and geographic freedom to compete in any line of business.

(xiii)                          The Company is not party to any contract, agreement or undertaking, written or verbal, with any related party, related companies and direct or indirect relatives, of any of the Sellers. The term related party shall be understood as provided in article 16 of the Spanish Corporate Income Tax.

4.16.     Insurance

(i)                                     Schedule 4.16.(i) is a complete and correct list of all the insurance policies taken out by the Company indicating the amounts and the type of casualties and contingencies insured against thereunder and the premium amounts and renewal date of each policy.

All such insurance policies are in effect. No insurance company has notified the Sellers or the Company that any insurance policy has ceased to have effect.

(ii)                                  Said insurance policies duly cover of all the material assets and activities of the Company in accordance with normal business practice.

(iii)                               The Company is not in breach of any of the terms and conditions established under such insurance policies.

(iv)                              The Company is currently up to date in the payment of all the premiums of all such insurances policies. To this effect, Schedule 4.16.(iv) includes the copies of the last receipts of the premiums paid by the Company and corresponding to such insurance policies.

(v)                                 Save as otherwise disclosed in Schedule 4.16.(v), no insurance claim is outstanding and no circumstances exist which could be reasonably expected to give rise to any insurance claim in respect of the 24 months period prior to the date hereof.

4.17.     Absence of adverse consequences

The Company is not party to any agreement or arrangement whether financial, commercial, insurance or of any other nature, which, due to the execution of this Agreement and implementation of the transactions contemplated herein, is liable to be cancelled or terminated by the other party or under which rights of any person are liable to arise or that could be affected in any other way.

4.18.     Real Estate and Movable Property

(i)                                     Schedule 4.18.(i) includes a full list and details of all the real estate used by the Company, either owned or leased or other, together with their respective lease agreements and public deeds of purchase of the real estate. All such real estate is occupied solely by the Company.

(ii)                                  Save as otherwise disclosed in Schedule 4.18.(ii), all the properties and assets whether real or personal which are included in the Accounts and/or the accounting books or records of the Company or used in connection with the Business is either owned or leased by the Company under full and valid titles and free from liens and encumbrances (including any commitment to create any of them).

All such properties and assets are in good repair and operational condition, subject to normal wear and tear due to normal use, and are both apt for transfer and capable of being efficiently and properly used in connection with the Business of the Company.

(iii)                               Save as otherwise disclosed in Schedule 4.18.(iii), no encumbrance, of any of the assets of the Company has taken place between the Date of the Accounts and the Closing Date.

(iv)                              Save as otherwise disclosed in Schedule 4.18.(iv), the Company has not received any written or verbal notice, nor is there an inspection underway in respect to any of the properties from a competent authority that the requirements of the town planning and land regulations and any other applicable law or provision or decision of a competent authority has been infringed and is up to date in all its payments in connection thereof.

(v)                                 The Company has duly notified the relevant authorities through the appropriate means of the economic activity it is undertaking at its different commercial delegations. The Sellers warrant that none of the commercial delegations needs to be relocated within the six months following the Closing as a result of a decision or file by such competent authorities.

(vi)                              Except for those items specified in Schedule 4.18.(vi), there are no disputes concerning boundaries, easements, covenants, rights, means of access or the use and enjoyment of the properties which prevent the same from being used for the purpose of carrying on the activities currently carried on thereat, or affect the manner or operation of the usual activities currently carried on thereat.

(vii)                           The execution of this Agreement nor any of the transactions contemplated hereof shall not produce the increase of the rents of the lease agreements to which the Company is a party.

(viii)                        The machinery and plant, including fixed plant and machinery, offices and other equipment used in connection with the Business of the Company in the manner in which it is being operated:

(a)                                     are in good repair and condition, are regularly maintained and in satisfactory working order and none is dangerous, when used in accordance with the use for which they are intended;

(b)                                    are capable, and will (subject to fair wear and tear) be capable over their estimated useful life, of doing the work for which they were designed or purchased.

(c)                                     are owned by the Company under full and valid title and free from liens and encumbrances and are in its possession and control save as otherwise disclosed in Schedule 4.18.(viii); and

(d)                                    are adequate to meet the Company’s forecast production requirements.

4.19.     Inventories and Units. Authorizations.

(i)                                     The Company’s inventories and Units are in good condition and are rentable and/or saleable in the ordinary course of the business.

(ii)                                  In the Accounts, any slow moving stock (including inventories and Units) has been written down appropriately, i.e., at cost price, all unsaleable, obsolete or outdated stock that was unlisted has been wholly written off or returned to the supplier, as the case may be, and the value attributable to the remaining stock did not exceed the lower of cost or net realisable value at the Date of the Accounts.

(iii)                               The Company has on this date the same volume of Units and inventories as on the Date of the Accounts, except for the sale of Units and use of inventories within the ordinary course of business.

(iv)                              Schedule 4.19.(iv) contains all the sale and lease back agreements entered into by and between the Company and any financial entity as regards mobile units. The Company subleases such mobile units to third parties with valid and legal title, being authorized said sublease by the relevant financial entity.

(v)                               Schedule 4.19.(v)  reflects the number of units by models owned by the Company as of 31 December 2005 and as of the Closing Date. Such number of units has not changed as from 31 December 2005 except as within the ordinary course of business.

(vi)                            Schedule 1.4  includes copies of all sale contracts, practices and arrangements (whether verbal or written) that contain Repurchase Obligations, detailing the conditions referring to the actual Repurchase Obligations, the number of units (indicating total square meters) and models affected.

Save as otherwise disclosed in Schedule 1.4, none of such units that were sold by the Company gives the buyer any presently exercisable right to require the Company to repurchase any unit at conditions different from what is stipulated in the relevant agreements, copies of which are attached as Schedule 4.19.(vi).

(vii)                           All of the Units and products manufactured and/or assembled and rented and/or sold by the Company, or used for such purposes, are in possession of the necessary administrative licenses, authorizations or homologations, as may be the case, and said Units and products comply with all health, environmental and all other applicable laws and regulations. When staked up, all such assemblies of Units comply with all safety conditions. The modules the Company has manufactured or rents are designed and engineered to standards that are apt or their intended use, including when stacked up and are fit for use as currently made in the ordinary course of business.

(viii)                        None of such Units and products infringes any industrial property rights or copyrights of any kind owned by third parties and all such Units and products may be legitimately manufactured and/or assembled and rented and/or sold by the Company, save as otherwise disclosed in Schedule 4.19.(viii).

4.20.     Intellectual and Industrial Property

(i)                                     Schedule 4.20.(i) includes a full list and details of all the intellectual and industrial property either owned (whether or not apt for registration) by the Company or licensed by third parties, together with copies of their valid titles of ownership and respective license agreements. All such intellectual and industrial property is solely used by the Company. All the intellectual and industrial property used by the Company is either owned or duly licensed.

(ii)                                  When owned and apt for registration, all such intellectual and industrial property has been registered in the Company’s name on the respective registries. The Company is up to date in the payment of the fees demanded for said registrations and has no knowledge that said registrations violate or have been opposed, appealed or declared in suspension due to alleged infringements or violations of other registrations or forms of industrial property and copyright owned by third parties.

Save as otherwise disclosed in Schedule 4.20.(ii), no infringements are being committed by third parties with regard to the registrations of intellectual or industrial property owned by the Company.

(iii)                               The Company has no knowledge that the intellectual or industrial property not apt for registration and owned by the Company does not infringe or violates other registrations or forms of intellectual or industrial property of third parties.

Save as otherwise disclosed in Schedule 4.20.(iii), no infringements are being committed by third parties with regard to the intellectual or industrial property not apt for registration and owned by the Company.

(iv)                              Save as otherwise disclosed in Schedule 4.20.(iv), the Company has not finally or temporarily assigned to third parties the use of any industrial or intellectual property rights referred to in the preceding paragraphs.

(v)                                 Schedule 4.20.(v) describes the license agreements of industrial or intellectual property the Company has entered into in its favour with third parties. The Company is up to date in the payment of the royalties and amounts owed in respect of said agreements.

(vi)                              The Company has no knowledge that it has infringed industrial property rights or copyrights belonging to third parties.

4.21.     The Computer Systems

(i)                                     Except as detailed in Schedule 4.21, the computer systems have been satisfactorily maintained and supported and have the benefit of an appropriate maintenance and support agreement terminable by the contractor, which should serve notice at least 12 months in advance for the purpose.

(ii)                                  The computer systems have the adequate capacity for the requirements of the Business of the Company in the manner in which it is presently conducted, for the data processing and other functions required to be performed for the purposes of the Business of the Company.

(iii)                               Disaster recovery plans are in effect and are adequate to ensure that the computer systems can be replaced or substituted without disruption to the Business of the Company.

(iv)                              Save as otherwise disclosed in Schedule 4.21.(iv), in the event that any person providing maintenance or support services for the computer systems ceases from providing them or is unable to do so, the Company has all necessary rights to obtain the source code and all related technical and other information, free of charge and to procure the carrying out of such services by employees or by a third party.

(v)                                 The Company (or each operator thereof) has sufficient technically competent and trained employees to ensure proper handling operation, monitoring and use of the computer systems.

(vi)                              The Company (or each operator thereof) has adequate procedures to ensure internal and external security of the computer systems, including procedures for taking and storing on-site and off-site back-up copies of computer programs and data.

(vii)                           The Company is the rightful owner of the hardware and software licenses of all the IT equipment existing in the Company. The Company is up to date in the payment of the corresponding royalties. The Sellers further warrant that the number of software licenses contracted out by the Company is the necessary in order to guarantee the absolute legality of their use by the employees of the Company.

4.22.           Data Protection Act

The Company has fully complied with the obligations imposed by the legislation applicable in Spain on Data Protection, namely, the Organic Law 15/1999, of December 13th, on the Protection of Personal Data; the Royal Decree 994/1999, of June 11th, approving the Security Measures Code of automatic files containing personal data, and any complementary or supplementary regulation thereof, including the Data Protection authority “Instructions”. This representation is extended to the Seller’s legal position as data controller and/or data processor and/or data subject and/or third party, as defined in the applicable legislation hereinabove.

The Company is not a party whether as defendant or plaintiff in any administrative or judicial proceeding, or a party in any audit or inspection carried out by the Spanish Data Protection authority, arising from any claim or infringement, or purported claim or infringement of the applicable legislation on Data Protection, whether instituted “ex officio” by the competent authority or any data subject or third parties in general.

4.23.           Licenses and Permits.

(i)                                     The Company has conducted its Business in accordance with all applicable laws and regulations of Spain, and as such it has declared the activities of all of its branches to the competent municipal and State organisms via the presentation of the corresponding Economic Activity Tax as detailed in Schedule 4.23.(i).

(ii)                                Neither the properties nor the facilities used by the Company have been the object of an inspection or fine of any sort, except those facts or circumstances outlined in Schedule 4.23.(ii).

(iii)                               No revocation of any of the current licenses and permits of the Company has occurred to date, and neither the Company nor the Sellers have received any notification or warning, whether verbal or written, that may negatively affect such licenses and permits or that it may require any additional investments on the part of the Company.

The Company has either commenced or carried out the actions necessary for the obtaining of the licenses and permits it requires to carry out its Business.

As regards its licenses and permits, the Company carries out its activities within the ordinary course of business and any eventual lack of such licenses and permits does not negatively affect its Business.

(iv)                              The Units rented or sold and other products manufactured or assembled by the Company have all the administrative licenses, permits, approvals, authorizations and homologations which are required for the Company to carry on the Business of the Company and have been validly issued and are in full force and effect.

Attached herein as Schedule 4.23.(iii) are copies of all such licenses, authorizations and homologations which constitute all the licenses, permits, approvals, authorizations and homologations which are required for the Company to carry on the Business of the Company, which comply with all health, environmental, labelling and/or other applicable regulations.

(iv)                              Neither the implementation of this Agreement nor the transactions contemplated herein shall affect the validity of such license s, permits, approvals, authorizations and homologations which shall remain fully in effect upon their own terms.

4.24.           Compliance with the Environment and Environmental Legislation

Except as set out in Schedule 4.24:

(i)                                     The Company does not violate and has not violated any Environmental Legislation currently in force or which have been enacted but have not yet taken effect, from which could arise any liability for the Business, assets or financial conditions of the Company or for any of its directors.

(ii)                                  The Company is in possession in due order of all the necessary licenses, permits, approvals and authorizations that are necessary for the performance of its industrial activity; the Company has not been informed and has no knowledge of any reason why any of these should be suspended, cancelled, revoked or not renewed.

(iii)                               The change of ownership of the Shares in the Company will not cause, by itself, the withdrawal of those licenses, authorizations, approvals or permits.

(iv)                              The Company has adopted and shall adopt all such corrective measures as may have been imposed upon it by the Administration before the Closing Date, no sanctions have been imposed upon it for this reason and there are no intimations or penalizing proceedings in progress relating to the adoption of such corrective measures.

(v)                                 The Company has made all investments necessary to adapt to the conditions of operation laid down in the permits and licenses, (including new conditions imposed for their renewal), and to the provisions contained in the Environmental Legislation, both those presently in force and those that may be established in future of which the Company has been formally notified.

(vi)                              The Company is up to date in the payment of all rates, levies, taxes and fees required by the Environmental Legislation.

(vii)                           During the time in which it has been conducting its activity, no events have arisen requiring notice to be given to the administration, according to Environmental Legislation.

(viii)                        No inspections have been made by the Administration during the last five years from which any liability has arisen for the Company or its director and there are no other inspections commenced, in progress pending resolution.

(ix)                                None of the real properties owned or leased by the Company has been used for the storage, treatment or abandonment of Toxic and Hazardous Waste (THW), either on the surface, in underground deposits or in receptacles of other kinds.

(x)                                   The Company has no knowledge that any escape, release or spillage of THW has occurred due to actions by the Company itself or by third parties on land owned or leased by the Company, that could have an adverse effect on the value of said land.

(xi)                                The Company has no knowledge that the Facilities or part of the Facilities have been declared or are in the process to be declared as Polluted Soil.

4.25.           Litigation. Legal Advise

Save as otherwise disclosed in Schedule 4.25, there are no civil, ºcriminal, administrative and labour claims, actions, suits, proceedings, or arbitrations pending or threatened against or involving the Company or the transactions contemplated by this Agreement, nor are there any court or administrative proceedings in progress or threatened that could affect the business, rights, properties, financial condition or prospects of the Company or the transactions contemplated by this Agreement in any way.

No actions or litigation for product liability or similar claims in connection with the Units and products manufactured, distributed, rented or sold by the Company have ever occurred, are pending or known to be threatened.

4.26.           Anti-trust.

(i)                                   No agreement, practice or arrangement carried on by the Company or to which the Company is a party has been found in the three years prior to the date hereof to be in contravention of any anti-trust legislation applicable in Spain or in any other jurisdiction where the Company has assets or carries on its Business;

(ii)                                No agreement, practice or arrangement carried on by the Company or to which the Company is a party has been notified in the three years prior to the date hereof to the European Commission under (EC) Regulation 17/62, Regulation 1/2003 or (EC) Regulation 4064/89, or to Spanish Authorities under Act 16/1989, as amended from time to time.

(iii)                               The Company has not given any undertaking or assurance to any court, regulatory authority or government agency neither is it subject to any order, regulation or decision made by any of them relating to any matter referred to in this paragraph.

(iv)                              The Company is not the subject of any investigation or enquiry by any regulatory authority in relation to any matter referred to in this paragraph.

(v)                                 Details of all trade and business associations of which the Company or any of the Sellers is a member are set out in Schedule 4.26.(v).

4.27.           The business of the Company and the Merged Companies

Neither the Company nor the Merged Companies has engaged in any business other than the Business or any activities ancillary or related thereto.

4.28.           Other activities of the Sellers.

Except for their shareholdings in the Company, none of the Sellers, either directly or indirectly through their interests in other companies possessing them, possesses under any title, assets, businesses or interests in companies engaging in activities which could be in competition with the activities currently constituting the Business of the Company.

4.29.           Sales Abroad

The Company has not made any sales with nor carried on business in nor is party to any agreement with companies or individuals from Libya, Iran, North Corea, Yemen, Venezuela or Cuba.

Mr. Villa has obtained the full discharge of the agreement signed by the Company with the Government of the State of Apure (Health Emergencies), Venezuela has been effectively terminated as indicated in the document attached as Schedule 4.29. After such termination, the Company nor the Buyer will not have any liability whatsoever vis-a-vis any third party (including the Government of the State of Apure (Health Emergencies), Venezuela) regarding such agreement. Mr. Villa has personally handled and obtained directly from the Governor of the State of Apure, Venezuela, the execution of the aforementioned letter. The signature of the Governor un said letter is valid, legitimate and has full effects, and all procedures provided for in Venezuelan legislation for the execution and formalization of the letter have been fulfilled.

4.30.           No Incorrect Representations.

None of the information furnished to the Buyer by the Sellers or by the Company in connection with this Agreement contains any inaccurate representation in respect of any event or omits any data rendering the information misleading.

The Sellers, through its representative, Mr. Villa, have prepared and verified the content of the Schedules to this Representations and Warranties.

4.31.           Essentiality of the Representations and Warranties.

The Sellers make the above Representations and Warranties in the knowledge that they are essential for the Buyer.

5.                                      REPRESENTATIONS AND WARRANTIES OF BUYER

To induce the Sellers to enter into this Agreement, the Buyer makes the Representations and Warranties set out below:

1.             It is duly organized and legally existing pursuant to the laws of Spain.

2.                                       It has full capacity to execute and perform this Agreement, which does not infringe its corporate by-laws or any other legislation, administrative regulation, agreement, contract or undertaking by which it is bound.

6.                                      INDEMNITY

6.1.             Obligation of Sellers to Indemnify

Mr. Villa, La Rebeldía and EMC (which for the purposes of this Clause 6 shall be referred as the “Sellers”) are jointly and severally liable vis-à-vis the Buyer for the truth and accuracy of the Accounts and the Representations and Warranties made herein under Clause Four above, which for these purposes are considered essential, as well as for any other undertakings assumed herein, and all of them jointly and severally shall be obligated, independently of any other right the Buyer (and any of its directors, officers, employees, affiliates, successors and assigns) may have under law or hereunder which may exercise irrespectively of the rights under this Agreement, to indemnify and hold harmless the Buyer (and its directors, officers, employees, affiliates, successors and assigns) from and against any expenses (including interest, penalties and fees, expenses and disbursements of lawyers, experts, personnel and consultants incurred by either the Company or Buyer in such respect), damages and losses sustained by the Buyer or the Company as a result of the lack of such veracity, accuracy or performance, or in connection with any event which may mean an infringement by the Sellers of any of the Representations and Warranties or covenants contained herein or of any agreement executed hereunder, and in any other event giving rise to the obligations of warranty of title or right of possession by law.

Without prejudice of the tax, labour and social security representations and warranties contained in Clause 4 above, the Sellers jointly and severally guarantee to the Buyer any contingency associated to tax defects or to the fulfillment of tax, labour and social security obligations of any nature, as well as any type of tax succession or tax or labour liability, and with the purpose of determining the damages caused, the amounts to which the Buyer or the Company are obliged to satisfy as a result of a possible administrative verification of the filed declarations will be included. In particular, the indemnification obligation will include, not only those taxes and payments in relation to the periods prior to the Closing Date and the part of the fiscal year in course previous to the Closing Date, but also the extra charges, interest, tax sanctions, tax bonds and liabilities derived from them, even if they are due before or after the Closing Date.

Ms. Amparo de Villa Molina, exclusively, will be liable vis-a-vis the Buyer in the terms provided for in this Clause 6 in respect to the valid ownership and no liens or encumbrances over the one single share owned by her in the Company.

Any indemnification payable by the Sellers for damages caused to the Buyer under this Clause 6 shall be considered as a reduction of the Purchase Price.

6.2.                            Survival

The obligations of indemnification set forth in this Clause shall remain in effect for three years following the Closing Date, except for those obligations for indemnification arising from (a) Tax or social security matters, which shall remain in effect until the lapse of the statute of limitation applicable to such Tax or social security matters under Spanish law, (b) environmental matters which shall remain in effect until the lapse of the statute of limitation applicable under Spanish law and (c) valid ownership, encumbrances and other rights related to the Shares, which shall have no time limit except as established by law.

Any liabilities of the Sellers under the Tax Audit shall remain in effect until the amount owed by the Company under such Tax Audit is finally determined.

6.3.                            Exceptions

Sellers will have no liability under this Clause 6 for indemnification:

(i)                                     where and to the extent a provision or reserve has been made in the Accounts or if it has been stipulated as a current liability in said Accounts, up to the amount of said provision or reserve.

(ii)                                  any claim if and to the extent that it is actually reimbursed by the Company’s insurers.

6.4.                            Damages and Interest.

6.4.1.                     Damages

Any indemnification payable by Sellers for damage caused to the Buyer under this Clause shall be paid to Buyer in its full amount.

Notwithstanding the foregoing, if the indemnification payable by the Sellers arises from damage occasioned directly to the Company pursuant to this Clause, the indemnification shall be paid to the Buyer and be equal to its full amount.

For the purpose of calculating the damages resulting from errors, inaccuracies or breaches of the Representations and Warranties and the corresponding indemnification, it shall be taken into account, in particular, the amounts that the Company shall satisfy to third parties, the value of replacement of the non existent assets or of those non existent assets which they do not fulfill the conditions referred in the Representations and Warranties, the amount of the liabilities non reflected in the Representations and Warranties (and, in particular, in the Accounts), the effect of the omission, inaccuracy or breach in the profit and loss account and in the capacity of the Company to generate future benefits, the expenses caused to the Buyer as well as the taxes that could yield as a result of the collection of such amounts and all the remaining damages and suffered by the Buyer as a result of the contractual breach.

6.4.2.                     Interest

The indemnifications to be paid by the Sellers to the Buyer under this Share Purchase Agreement shall accrue interest, at the Euribor interest rate applicable when the relevant Notice of Claim or Notice of Third Party Claim was served to the Sellers plus 200 basic points, from the date in which the Company suffers the actual damage until the payment of the relevant indemnification.

6.5.                            Procedure for claims

6.5.1                        Notice: If the Buyer understands that any circumstance has occurred that could give rise to indemnification by the Sellers hereunder, it shall so notify them in writing as soon as possible (the “Notice of Claim”). The Notice of Claim shall contain a brief summary of the events and an estimate, if possible, of the amount claimed.

6.5.2                        Negotiation: The Sellers and the Buyer shall negotiate in good faith for a term of twenty (20) business days as from the date of receipt by the Sellers of the Notice of Claim in an attempt to reach an agreement in connection with:

(i)                          the existence of the circumstance referred to in section 6.5.1. above and the Sellers’ liability;

(ii)                       the amount claimed to the Sellers.

Should no agreement be reached, the Sellers shall notify the Buyer in writing within said period of negotiations as to whether they reject or recognize their liability in question and, in the second case, the amount that they recognize they are obliged to pay. Said amount shall be paid within the term of a further ten (10) business days, without prejudice to the Buyer’s right to demand the remaining balance. Should no written notice be given to the Buyer within said term, the Sellers will be understood to accept the liability.

6.5.3                      Resolution of the claim: If the parties fail to reach an agreement in the negotiations contemplated in the preceding section, the Buyer’s claim shall be decided as agreed in Clause 15.2 herein below for the settlement of disputes between the parties.

6.5.4                        Third-party claims.

6.5.4.1                                                             Notice: Within ten (10) business days from the Company’s formal receipt of the notice, the Buyer shall inform the Sellers, in writing, of any third-party claim against the Company (“Notice of Third-party Claim”) and shall immediately inform it where such claims are likely to give rise to indemnification payable by the Sellers pursuant hereto, indicating, if possible, if precautionary measures are required.

6.5.4.2                                                             Defense against claims: The Parties agree that the defense of the Company in respect to third party claims will be as follows:

a)                  Tax Claims

The defense of any third party claim relating to tax inspections of Taxes of the Company concerning the tax periods until the Closing Date (“Tax Claims”), other than the Tax Audit, which shall be governed by the provisions of letter (b) below, will be jointly managed by Mr. Alfonso Polo Soriano, acting as counsel appointed by the Buyers, and Ms. Marta Simal, acting as economist appointed by the Sellers, who shall jointly agree all decisions to be taken with respect to the Tax Claims and any legal proceedings resulting thereof, and will jointly sign all documentation in relation to the foregoing. Each of the Buyer and the Sellers may, as the case may be, substitute any of such appointed counsels for new counsels. Each of the Buyer and the Sellers shall pay the fees of their appointed counsels and the Sellers shall be responsible for the payment of the resulting amounts due and expenses related to the Tax Claims and the legal proceedings resulting thereof. In case of an eventual disagreement between such two counsels, the Parties shall immediately meet in order to negotiate in good faith for a term of ten (10) business days as from the date of the notification of the disagreement. Should no agreement be reached within such period of time, the Buyer and/or Sellers shall notify such situation to the authorizing Notary of this document, who shall appoint a lawyer or law firm, within two (2) business days. The new appointed counsel shall from thereon lead the defens~~c~~e of the Company in respect of that Tax Claim. The Sellers agree that upon the Company becoming obliged to make any kind of payment to the Tax authorities, the Buyer will be able to draw funds for the relevant amount, from the Bonded Funds under the Bank Guarantee Agreement, by presenting to the Bank a copy of an official document (either a firm document or a document that obliges the Company to make an immediate payment) issued by any Spanish Tax authority stating a payment obligation for the Company corresponding to the fiscal years and periods prior to the Closing Date.

If as a result of any legal (judicial or other) proceedings that may be pursued in relation to any Tax Claim, the amount due by the Company by reason of the Tax Claim is lower than the amount drawn by the Buyer from the Bonded Funds, the Buyer will promptly refund the Sellers in an amount equal to the difference between the amount drawn by the Buyer from the Bonded Funds and the amount finally due by the Company with respect to such Tax Claim.

b)                 Tax Audit

The Parties hereby acknowledge that there is an ongoing tax inspection regarding the VAT, Corporate Income Tax and Personal Income Tax witholdings tax of the Company corresponding to the years 2003 and 2004 (the “Tax Audit”).

The defense of the Company in relation to the Tax Audit will be jointly managed by Mr. Alfonso Polo Soriano, acting as counsel appointed by the Buyer, and Ms. Marta Simal, acting as economist appointed by the Sellers, who shall jointly agree all decisions to be taken with respect to the Tax Audit and any legal proceedings resulting thereof, and will jointly sign all documentation in relation to the foregoing. Each of the Buyer and the Sellers may, as the case may be, substitute any of such appointed counsels for new counsels. Each of the Buyer and the Sellers shall pay the fees of their appointed counsels and the Sellers shall be responsible for the payment of the amounts due and expenses related to the Tax Audit and the legal proceedings resulting thereof. In case of an eventual disagreement between such two counsels, the Parties shall immediately meet in order to negotiate in good faith for a term of ten (10) business days as from the date of the notification of the disagreement. Should no agreement be reached within such period of time, the Buyer and/or Sellers shall notify such situation to the authorizing Notary of this document, who shall appoint a lawyer or law firm, within two (2) business days. The new appointed counsel shall from thereon lead the defense of the Company in respect to the Tax Audit. The Sellers agree that the Buyer will draw funds, from the Bonded Funds, upon the termination of the Tax Audit, by presenting to the Bank a copy of the relevant “Acta de Acuerdo”, “Acta de Comprobado y Conforme”, “Acta de Conformidad” or “Acta de Disconformidad” or similar document whereby the administrative phase of the Tax Audit will end.

If, as a result of any legal (judicial or other) proceedings that may be pursued in relation to the Tax Audit after the end of its administrative phase, the amount due by the Company by reason of the Tax Audit is lower than the amount drawn by the Buyer from the Bonded Funds, the Buyer will promptly refund the Sellers in an amount equal to the difference between the amount drawn by the Buyer from the Bonded Funds and the amount finally due by the Company with respect to the Tax Audit.

c)                  Other Claims

The Sellers shall be responsible for the defense of the Company’s interests in all third party claims, other than Tax Claims or the Tax Audit respectively provided in letters a) and b) above (the “Other Third Party Claims”) until all Other Third Party Claims notified by the Buyer to the Sellers under this Agreement exceed, individually or in the aggregate, the amount of 150,000 Euros. The Buyer shall cause the Company to furnish to the Sellers the necessary documentation for such defense. The Sellers shall pay the fees of their counsels and be responsible for the payment of the amounts due and expenses related to the Other Third Party Claims and the legal proceedings resulting thereof.

Until such moment in time, the Sellers shall conduct the defense of all such Other Third Party Claims in order to also defend their legitimate rights, provided that all such decisions are respectful with the interest of the Company. The Sellers shall keep informed the Buyer and the Company at all times of the development of those Other Third Party Claims.

Once all Other Third Party Claims notified by the Buyer to the Sellers under this Agreement exceed, individually or in the aggregate, the amount of 150,000 Euros, the Parties agree that all Other Third Party Claims notified by the Buyer to the Sellers from that moment onwards will be jointly managed by Mr. Luis de Villa Molina, acting as counsel appointed by the Sellers, and Mr. José Ignacio de Arsuaga Ballugera, acting as counsel appointed by the Buyer, who shall jointly agree all decisions to be taken with respect to such Other Third Party Claims and will jointly sign all documentation in relation to the foregoing. Each of Buyer and Sellers may, as the case may be, substitute any of such appointed counsels for new counsels. Each of Buyer and Sellers shall pay the fees of their appointed counsels and the Sellers shall be responsible for the payment of the amounts due and expenses related to Other Third Party Claims and the legal proceedings resulting thereof. In case of an eventual disagreement between such two counsels, the Parties shall immediately meet in order to negotiate in good faith for a term of ten (10) business days as from the date of the notification of the disagreement. Should no agreement could be reached within such period of time, the Buyer and/or Sellers shall notify such situation to the authorizing Notary of this document, who shall appoint a lawyer or law firm, within two (2) business days. The new appointed counsel shall from then on lead the defense of the Company in respect to such Other Third Party Claim and the Sellers undertake to agree with the defense of the appointed counsel and will indemnify the Buyer for the eventual result of such Other Third Party Claim.

6.5.4.3                                                             Precautionary measures: The Sellers’ liability includes the right and obligation to furnish the funds or guarantees requested to the Buyer or the Company by a court, administrative or arbitration decision as a precautionary measure or as a requirement to stay enforcement of claims made by a third party (including the tax authorities).

Should the Sellers fail to comply with this obligation in due time and form, the Buyer may opt between making the payment or the guarantee, being able to shift the costs on to the Seller.

6.6.                            Due Diligence

The rights of the Buyer under this Clause shall not be affected by any investigation that the Buyer, its advisors or representatives, may have made of the Company or its Business.

Likewise, the rights of the Buyer under this Clause shall not be affected by any information obtained as a result of the rights granted upon WS Europe under the Shareholders´ Agreement.

6.7.                            Bonded Funds

6.7.1             Without prejudice to the universal liability of the Sellers as provided for in Spanish law, the obligations and liabilities of the Sellers vis-à-vis the Buyer hereunder, including any shortfall in the Second Bank Guarantee Agreement, under any of the transactions contemplated in this Agreement or by law, are secured by the FOUR MILLION (4,000,000) EUROS amount bonded by virtue of the Bank Guarantee Agreement.

6.7.2              Without prejudice to the universal liability of the Sellers as provided for in Spanish law, the obligations and liabilities of the Sellers vis-à-vis the Buyer under the Specific Financial Representations and the Tax Audit referred to in Clause 6.5.4.2.b), are secured by the TWO MILLION (2,000,000) EUROS amount bonded by virtue of the Second Bank Guarantee Agreement.

6.8.                            Partial Novation of the Initial Share Purchase Agreement

The Parties agree to partially novate the Initial Share Purchase Agreement, in particular Clauses 4, 5 and 6 of the Initial Share Purchase Agreement, which will be substituted by Clauses 4, 5 and 6 of this Agreement, giving right to the Buyer to claim to the Sellers for the total amount of the claim, as from the date hereof based on the Representations and Warranties contained herein and in the terms provided in this Agreement.

7.                                      CONDITIONS PRECEDENT

The Sellers represent to the Buyer that, either prior to or on the Closing Date, the Sellers have fulfilled the following conditions precedent (the “Conditions Precedent”):

7.1.                              Representation and Warranties: all representations and warranties of Sellers shall be true and correct as of the Closing.

7.2.                              Change of control: all change of control approvals from the counterparties to the lease and financial agreements entered into by the Company have been produced in writing, with no adverse economic effects for the Company.

7.3.          Real Estate:

(i)                                     The loan granted by Somatén, S.L. to the Company on 27 November 1998 has been terminated in writing with no economic adverse effects for the Company.

(ii)                                  The lease agreement of the warehouse in Carretera Cogullada, 40 (Zaragoza) has been terminated in writing with no adverse economic effects for the Company.

7.4.                              Letter from the Company’s auditors: the Sellers have delivered to the Buyer a letter granted by the Auditors of the Company by virtue of which the Auditors of the Company irrevocably undertake before the Sellers, as well as before the Buyer, to give immediately to the Buyer, upon the request that the Buyer may serve, the necessary consents, as required by the Buyer, in order for the Buyer to file with the “Securities and Exchange Commission” the December 31, 2005 audited financial statements prepared in accordance with US GAAP of Wiron Construcciones Modulares, S.A.

8.                                      CLOSING

8.1                                 On this act, the Sellers execute the transfer to the Buyer of the Shares and the Buyer pays the Purchase Price in accordance with the provisions of Clause Three above.

For that purpose, the Sellers is delivering and, as the case may be, exhibiting to the Spanish Notary Public for his endorsement and verification:

1.                   The Share certificates.

2.                   The Register Book of Shareholders of the Company.

3.                   The public deeds identified in Schedule 4.8.(i).bis and Schedule 4.8.(ii) that evidence the Sellers’ title to the Shares.

4.                   Sufficient powers of attorney.

8.2                                 Likewise, the Sellers hereby proceed to deliver to the Buyer the following documents.

1.                  Letter signed by the Directors of the Company resigning to their offices of members of the Board of the Company, as well as a letter signed by Mr. Luis de Villa Molina resigning to the offices of Secretary non-director of the Company, a copy of which is hereby attached as Schedule 8.2.1.

2.                  Certificates signed by each Director of the Company and each of the Sellers declaring that they have no claim to make against the Company for any item, directly or through any entity in which they hold an interest, and that all debts or obligations of the Company vis-à-vis any of them has been fully paid and settled or complied with, a copy of which is hereby attached as Schedule 8.2.2.

3.                  Letter duly signed by the Company and acknowledged by Ms. María-Amparo de Villa Molina notifying her of the termination with cause of her labor contract and containing the terms of her separation (finiquito) from the Company, being the present agreement the separation document (finiquito) of her labor relationship held with the Company until the Closing Date, a copy of which is hereby attached as Schedule 8.2.3.

4.                  The following original public deeds: (i) appointment of Mr. Villa as Managing Director, and (ii) powers of attorney granted by the Company to the Directors or any other third party.

5.                  Letter duly signed by a representative of V.S.A. Asesoramiento y Soluciones Integrales de Empresa, S.L. acknowledging the termination of its agreement with the Company, with no adverse effect for the Company, a copy of which is hereby attached as Schedule 8.2.5.

6.                  The original of the Corporate Income Tax of the Company for the 2005 year duly signed by the Sellers, including its petition for postponement, a copy of which is hereby attached as Schedule 8.2.6.

7.                  Letter duly signed by an authorized representative of the Auditors of the Company irrevocably undertaking before the Sellers, as well as before the Buyer, to give immediately to the Buyer, upon the request that the Buyer may serve, the necessary consents, as required by the Buyer, in order for the Buyer to file with the “Securities and Exchange Commission” the December 31, 2005 audited financial statements prepared in accordance with US GAAP of Wiron Construcciones Modulares, S.A., a copy of which letter is attached hereby as Schedule 8.2.7.

8.                  The original signed contractual document executed on 1 August 2006 by the Company and the Governor of the Estate of Apure, Venezuela, copy of which is attached as Schedule 4.29.

8.3                                 The Buyer in turn hereby:

1.                   Pays to the Sellers the Purchase Price pursuant to the terms of Clause 3.

2.                   Exhibits sufficient powers of attorney.

8.4                                 The Buyer causes the Company to cancel any financing granted to the Company by the Sellers and their related parties in the amount of 2,651,583 Euros, by means of a cheque to be delivered to Mr. Villa in this act, a copy of which is attached in Schedule 8.4.

8.5                                 The Sellers hereby waive to any and all rights arising from the Shareholders’ Agreement which is terminated with effects as from this date.

8.6                                 The Sellers deliver to the Buyer the Bank Guarantee set forth in Clause 6.7.1 above.

8.7                               The Sellers deliver to the Buyer the Second Bank Guarantee set forth in Clause 6.7.2 above.

8.8                                 Mr. Villa, La Rebeldía, WS Europe and the Buyer execute the Counter-Guarantee Agreement set forth in Clause 9.2 below.

8.9                                La Rebeldía enter with the Company into the lease agreement attached hereby as Schedule 8.9 regarding Wiron II.

8.10                          Sellers deliver to the Buyer the original commercial papers (efectos comerciales) listed in Schedule 8.10.

9.                                    OTHER UNDERTAKINGS OF THE PARTIES

9.1                                Non compete undertaking: each of the Sellers acknowledges that (i) the Company is engaged in the Business, (ii) the relationship of the Sellers with the Company has given them and will continue to give them trade secrets and confidential information concerning the Company, (iii) the undertakings contained in this section 8.1 are essential to protect the Business and goodwill of the Company, which Shares are being acquired by the Buyer on this act and (iv) Buyer would not have acquired the Shares but for such agreements and undertakings.

Accordingly, the Sellers hereby agree to comply with the following undertakings:

A.                   For the term of 5 years as from the Closing Date:

a)                            refrain from participating or being engaged, directly or indirectly, alone or with another individual or legal entity, as manager, director, shareholder or partner, investor, adviser, consultant or otherwise, in commercial activities which are in some way similar to the Company’s Business.

b)                           refrain from making offers, and from trying to convince any person who is employed or otherwise hired to render services to the Company, or who is or has been in the past eighteen months prior to the Closing Date, a customer of the Company, to leave the Company, by trying to influence, persuade or induce the aforementioned person to leave his employment or discontinue a commercial relationship with the Company.

B.                          Not to disclose at any time nor to use, for him/itself or for any other person or entity, any confidential information in his/its possession in connection with the Business of the Company or in connection with transactions carried out by third parties with these.

9.2                                Release of the guarantees granted by the Sellers on behalf of the Company: Buyer shall cause the Company to release the guarantees provided by any of Sellers on behalf of the Company either by substitution of the relevant guarantees or by cancellation of the corresponding debts. Attached herein as Schedule 9.2 is a full list provided by Sellers of such guarantees. Until such time, such guarantees will be counter-guaranteed by the Buyer by virtue of the counter-guarantee agreement entered into by the Buyer and the Sellers on Closing, a copy of which is hereby attached as Schedule 1.2.

9.3                                Corporate documentation: The Sellers warrant that all and any documentation pertaining to the Company and relating to its management and administration, including that of a labor, financial, commercial, nature, both confidential and otherwise, and that may or not affect or relate to this transaction is at the Company’s offices and shall remain in the Company after the Closing.

9.4                                Auditors’ consent: The Sellers have obtained from the Auditors of the Company a letter in which they state their commitment immediately upon the request that the Buyer may serve, to provide the necessary consents, as required by the Buyer, in order for the Buyer to file with the “Securities and Exchange Commission” the December 31, 2005 the audited financial statements prepared in accordance with US GAAP of Wiron Construcciones Modulares, S.A. A copy of said letter is attached hereto in Schedule 8.2.7.  The Sellers acknowledge that the refusal or the delay in the delivery of such consents by the Auditors of the Company might cause a significant economic loss to the Buyer.

10.                               LICENSES.

The Sellers warrant that the Company has duly notified the relevant authorities through the appropriate means of the economic activity it is undertaking at its different commercial delegations.

The Sellers declare that they do not expect any of the commercial delegations needs to be relocated as a result of a decision made or file opened by such competent authorities within the six months following the Closing, except the premises located in Terrassa (Barcelona).

11.                               MISCELLANEOUS CLAUSES.

11.1                          Taxes and expenses

Unless otherwise indicated, all the expenses and fees arising from the signing or the implementation of this Agreement and the transaction contemplated herein shall be paid by the party having incurred the same. The Company has not incurred in any expenses or fees in connection with this Agreement or the transactions contemplated herein.

The taxes (including any potential capital gains) levied on this Agreement and on the purchase and sale of the Shares contemplated herein shall be borne and effectively paid by the Parties pursuant to Law.

The intervention of the Notary Public herein shall be borne by the Parties in equal parts.

11.2                          Cooperation

The Parties hereto shall cooperate mutually in the performance of the transactions set forth herein and in the delivery of all the documents and instruments which are reasonably considered to be necessary or useful by any of the Parties to the agreement.

11.3                          Notices

All notices and communications hereunder shall be in writing and may be delivered by hand or sent by fax or by registered mail return receipt requested, to the Buyer at the corporate seat of the Company, and to the Sellers at number 16 Antonio Maura street, Fifth Floor (Izda.) 28014, of the city of Madrid, and they shall take effect upon their reception, unless otherwise provided in this Agreement.

11.4                        Amendments

No amendment of the terms of this Agreement shall have any force or effect unless in writing and executed by all Parties hereto.

11.5                        Copies

This Agreement with its Schedules is executed in six (6) counterparts, each of which shall be deemed to constitute an original. The Parties in this act deliver to the Notary Public executing this Agreement a full set of the Schedules, which the Parties waive to initialize.

12.                     NON-WAIVER.

The failure of either party to exercise any right under this Agreement shall not be construed as a waiver of such right by that party.

13.                     ANNOUNCEMENTS AND CONFIDENTIALITY.

13.1                No announcement concerning this purchase and sale shall be made by any Party without the prior approval of the other Parties, except as may be required by law or the rules of any stock exchange. The Sellers authorize the Buyer to notify this transaction to the US Securities and Exchange Commission, as from completion. The Parties shall jointly notify the transaction to the employees as soon as it is convenient in the opinion of the Buyer. Any other announcements required by applicable laws shall be made in accordance with the terms and provisions of such laws. The notification that Mr. Villa has made to the employees of the Company prior to the Closing Date shall not be considered a breach of the provisions of the preceding paragraph.

13.2                  The Sellers shall refrain from, following the Closing Date, divulging to any third party any confidential information relating to the Company, save only in so far as the same has lawfully become a matter of public knowledge.

14.                      DUAL VERSION

This Agreement is signed in English and in Spanish, but in case there is a conflict of interpretation between such two versions, the Spanish version shall prevail. The signed English version is hereby attached as Schedule 14.

15.                      APPLICABLE LAW. JURISDICTION.

15.1                 This Agreement shall be governed by and construed in accordance with Spanish legislation.

15.2.              The Parties, expressly waiving their rights to any other jurisdiction to which they may be entitled, submit to the Courts and Tribunals of the City of Madrid to resolve any disputes that may arise in connection with the interpretation or implementation of this Agreement.

16.                    SELLERS’ REPRESENTATIVE.

For the purposes contemplated in this Agreement, the Sellers appoint Mr. Villa as the legal representative of each and every one of them (the “Sellers’ Representative”), authorizing him to carry out any action that in the opinion of the Sellers’ Representative is in the interests of the Sellers in relation to this Agreement.

The Buyer and the Company shall be deemed to have complied with their notification obligations hereunder relating to notices to the Seller or the performance of their instructions, if they do so with the Sellers’ Representative duly notified to the Buyer.

Given that the domicile designated by Mr. Villa for notification purposes is in the offices of the law firm V.S.A. Asesoramiento y Soluciones Integrales de Empresa, S.L., at which his brother Mr. Luis de Villa Molina is a partner, Mr. Villa warrants that his such brother will be responsible for the delivery to Mr. Villa of all notifications that might be sent to the Sellers by virtue of this Agreement, being Mr. Villa required to change the domicile for notification purposes in case his such brother ceases to be a partner of said law firm or by any other reason is not able to deliver to Mr. Villa the notifications made by the Buyer to the Seller to the such domicile; the Parties finally agreeing that any notification send by the Buyer will be considered to be received by the Sellers as from the moment it was sent to said address.

IN WITNESS WHEREOF the Parties have executed this Agreement in one single counterpart, for its simultaneous notarization in a public deed, in the place and on the date first above written.

Williams Scotsman Hispania, S.L.	Mr. Francisco A. de Villa Molina

/s/ Mr. William Krist Stokel Arnold	/s/ Mr. Francisco A. de Villa Molina
Mr. William Krist Stokel Arnold	Mr. Francisco A. de Villa Molina

La Rebeldía, S.L.	E.M.C. Promociones y Construcciones, S.A.

/s/ Mr. Francisco A. de Villa Molina	/s/ Mr. Francisco A. de Villa Molina
Mr. Francisco A. de Villa Molina	Mr. Francisco A. de Villa Molina

Ms. María-Amparo de Villa Molina

/s/ Ms. María-Amparo de Villa Molina
Ms. María-Amparo de Villa Molina

LIST OF SCHEDULES OF THE SALE AND PURCHASE AGREEMENT

1.1	December 31, 2005 accounts together with the 2005 Auditors Report issued by the Auditors of the Company.
1.2	Counter Guarantee Agreement.
1.3	Bank Guarantee Agreement.
1.4	Repurchase Obligations.
1.5	Second Bank Guarantee Agreement.
1.6	Shares owned by the Sellers.
4.3	By-Laws of the Company in effect as of the date of the SPA.
4.4.(i)	Composition of the Board of Directors of the Company.
4.4.(ii)	All Powers of attorney conferred by the Company.
4.5.(i)	The documents of filing at Madrid Commercial Registry of 2005 accounts of the Company.
4.8.(i)	Holders of the Shares of the Company.
4.8.(i).bis	Full copies of all public documents evidencing the ownership of the Shares and full copies of the public documents whereby Sellers acquired the ownership of the shares of the Merged Companies.
4.8.(ii)	Copies of the certificates representing multiple shares of the Company.
4.9.(v)	Complete list of all the bank accounts of the Company.
4.9.(vi)	List of all cash of the Company in bank accounts, all inventories, all debtors, all short term investments and all prepaid expenses as of the Closing Date.
4.9.(vii)	List of the commercial books kept by the Company.
4.10	Absence of changes since the Date of the Accounts until the Closing Date.
4.10.(xi)	Indebtedness, granting of securities, giving of moneys on loan and advanced payments to any third party.

4.11.(i)	List of all the financial indebtedness of the Company refinanced indebtedness with the Tax Authorities and indebtedness with the shareholders.
4.11.(i).bis	Certificates issued by the relevant financial entities confirming the amount of financial indebtedness of the Company as of July 19, 2006.
4.11.(ii)	List of all sureties, guaranties, bonds of any kind granted by the Company to third parties.
4.11.(iii)	Details all of the financial indebtedness as of July 19, 2006 used for the purposes of the calculation of the Purchase Price.
4.11.(iv)	Indebtness authorized by the Buyer from July 19, 2006 onwards.
4.12.(i)	Complete and accurate list of all of the accounts receivable of the Company as of the date of the SPA.
4.12.(ii)	List of nonpayment or delays in payment of any amount in connection with the Company’s obligations, agreements and licenses.
4.13	Exceptions to the regular situation in connection with Taxes.
4.13.(iv)	Detail of the reserves made with respect to the Taxes not yet due and outstanding.
4.13.(v)	Documentation in connection with the Tax Audit.
4.14.(i)	List of the payroll of the Company as of the Closing Date.
4.14.(i).bis	Changes in respect to the conditions of the employees of the Company.
4.14.(i).ter	Individual or collective agreements between employees and the Company.
4.14.(iii)	Employment, executive and service contracts of the Company.
4.14.(v)	List of persons who, due to the elapsing of time or application of any legal provision, could claim to be Company personnel or who could become a permanent employee.
4.14.(vii)	List of litigation.
4.15.(i)	List of all the rent agreements entered into by the Company with its customers.
4.15.(i).bis	List of all sale orders agreements under construction or yet to be delivered.
4.15.(ii)	Copies of the supplier agreements of the Company.

4.15.(iii)	Copies of the distributorship agreements entered into by the Company.
4.15.(iv)	Copies of all services agreements entered into by the Company.
4.15.(v)	Material terms and conditions affecting Commercial and Services Contracts, Agreements and Practices.
4.15.(vi)	Agreements where the company is a party outside of the ordinary course of its Business.
4.15.(vii)

Agreements, undertakings or practices of the Company with regard to its shareholders, directors or officers or with companies or firms in which any of said shareholders, directors or officers holds an interest.

4.15.(viii)	Contracts in which the Company is in breach of an agreement or undertaking.
4.15.(ix)	Notifications received by the Company or the Sellers from customers or suppliers of or to the Company.
4.16.(i)	Complete and correct list of all the insurance policies taken out by the Company.
4.16.(ii)	Insurance policies which do not duly cover all the assets and the activities of the Company in accordance with normal business practice.
4.16.(iv)	Copies of the last receipts of the premiums paid by the Company and corresponding to insurance policies.
4.16.(v)	Insurance claims outstanding and circumstances which could be reasonably expected to give rise to any insurance claim in respect of the 24 months period prior to the date hereof.
4.17	Absence of adverse consequences.
4.18.(i)	Full list and details of all the real estate used by the Company.
4.18.(ii)	Properties and assets that are included in the Accounts and/or the accounting books or records of the Company or used in connection with the Business and which are not owned nor leased by the Company.
4.18.(iii)	Encumbrance of assets of the Company taken place between the Date of the Accounts and the Closing Date.
4.18.(iv)

Written notice or threat of notice received by the Company in respect of any of the properties from a competent authority that the requirements of the town planning and land regulations and other applicable law or provision or decision of a competent authority have been infringed.

4.18.(vi)	Disputes concerning boundaries, easements, covenants, rights, means of access or the use of the properties.
4.18.(viii)	Machinery and plant used in connection with the Business of the Company that are not owned by the Company and are not in its possession and control.

4.19.(iv)	Sale and lease back agreements entered into by and between the Company and any financial entity as regards mobile units.
4.19.(v)	Number of units by models owned by the Company as of December 31, 2005 and as of the Closing Date.
4.19.(vi)	Copies of repurchase agreements.
4.19.(viii)	Infringement of industrial property rights or copyrights of any kind owned by third parties of Units or products.
4.20.(i)

List of all the intellectual and industrial property either owned by the Company or licensed by third parties, together with copies of their valid titles of ownership and respective license agreements.

4.20.(ii)	Infringements that are being committed by third parties with regard to the registrations of intellectual or industrial property owned by the Company.
4.20.(iii)	Infringements that are being committed by third parties with regard to the intellectual or industrial property not apt for registration and owned by the Company.
4.20.(iv)	Final or temporary assignment to third parties the use of any industrial or intellectual property rights by the Company.
4.20.(v)	License agreements of industrial or intellectual property the Company has entered into with third parties.
4.21	Computer systems that have not been satisfactorily maintained and supported and do not have an appropriate maintenance and support agreement.
4.21.(iv)

Cases in which in the event that any person providing maintenance or support services for the computer systems ceases from providing them or is unable to do so, the Company would not have all necessary rights to obtain the source code and all related technical and other information, free of charge and to procure the carrying out of such services by employees or by a third party.

4.22	Noncompliance of the Data Protection Act.
4.23.(i)	Copies of all required licenses, permits, approvals and authorizations, accordance with all applicable laws and regulations of Spain.
4.23.(ii)	Properties or facilities that have been the subject of an inspection or fine of any sort.
4.23.(iii)

Copies of all licenses, authorizations and homologations that constitute all the licenses, permits, approvals, authorizations and homologations that are required for the Company to carry on the Business of the Company, which comply with all health, environmental, labeling and/or other applicable regulations.

4.24	Compliance with the Environment and Environmental Legislation (exceptions).
4.25

Civil, criminal, administrative and labor claims, actions, suits, proceedings, or arbitrations pending or threatened against or involving the Company or the transactions contemplated by the Agreement; court or administrative proceedings in progress or threatened that could affect the business, rights, properties, financial condition or prospects of the Company or the transactions contemplated by the Agreement in any way.

4.25.bis	Actions or litigation for product liability or similar claims in connection with the Units and products manufactured, distributed, rented or sold by the Company.
4.26.(v)	Details of all trade and business associations of which the Company or any of the Sellers is a member.
4.29	Termination of the Agreement between the Company and the Government of the State of Apure (Health Emergencies), Venezuela.
7.2	Lease and financial agreements entered into by the Company.
8.2.1	Resignation of the Directors of the Company as Board Directors and Mr. Villa Molina resignation as Secretary non-director.
8.2.2	Certifications of no claims against the Company by the Board of Directors and the Sellers.
8.2.3	Letter duly signed by the Company and acknowledged by Ms. María-Amparo de Villa Molina regarding termination of her labor contract.
8.2.5	Letter duly signed by a representative of V.S.A. Asesoramiento y Soluciones Integrales de Empresa, S.L. acknowledging the termination of its agreement with the Company.
8.2.6	Corporate Income Tax of the Company for the 2005 year duly signed by the Sellers, including its petition for postponement.
8.2.7

Letter duly signed by an authorized representative of the Auditors of the Company irrevocably undertaking before the Sellers and Buyer, to give upon the request of the Buyer the necessary consents, as required by the Buyer, in order for the Buyer to file with the “Securities and Exchange Commission” the December 31, 2005 audited financial statements prepared in accordance with US GAAP of Wiron Construcciones Modulares, S.A.

8.4	Copy of check canceling any financing granted to the Company by the Sellers and their related parties in the amount of 2,651,583 Euros.
8.9	Lease Agreement between the Company and La Rebeldía.
9.2	List of guarantees.
14	English version of the agreement.